U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

GlycoGenesys, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

786 452 10 2

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 786452102			Page 2 of 4 Pages

1.	Name of Reporting Person: Britannia Holdings Limited		I.R.S. Identification Nos. of above persons (entities only): (not applicable)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Company organized under laws of Nevis

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,152,427 shares

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 3,152,427 shares

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,152,427 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%

12.	Type of Reporting Person: CO

CUSIP NO. 786452102	Schedule 13G/A	Page 3 of 4 Pages

Item 1.	(a)		Issuer	GlycoGenesys, Inc. (“Issuer”)

	(b)		Principal Executive Offices	31 St. James Avenue, 8th Floor Boston, MA 02116

Item 2.	(a)		Person Filing	Britannia Holdings Limited (“Britannia”)

	(b)		Principal Business Office/Residence	Unit 10, Springates East, Government Road
Charlestown, Nevis, West Indies
	(c)		Citizenship	Company organized under laws of Nevis

	(d)		Title of Class of Securities	Common Stock

	(e)		CUSIP Number	786 452 10 2

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

	(e)	☐	Investment Adviser registered under § 203, Investment Advisers Act

	(f)	☐	Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box: [ XX ]

Item 4.		Ownership of More than Five Percent of Class:

	(a	)	Amount beneficially owned	3,152,427 shares

	(b	)	Percentage of class	6.2%(1)

	(c	)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote	3,152,427 shares

		(ii)	shared power to vote or to direct the vote	-0-

		(iii)	sole power to dispose or to direct disposition of	3,152,427 shares

		(iv)	shared power to dispose or to direct disposition of	-0-

(1)	Calculated in accordance with Exchange Act Rule 13d-3 based on 50,611,748 shares of Common Stock deemed outstanding (consisting of (i) 49,636,397 shares outstanding as of January 15, 2004, and (ii) an aggregate of 975,351 shares issuable under currently exercisable stock purchase warrants held by Britannia).

Item 5.	Ownership of Five Percent or Less of Class .	[not applicable]

Item 6.	Ownership of More than Five Percent on Behalf of Another.	[not applicable]

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company.	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group.	[not applicable]

Item 10.	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to the above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction not having that purpose or effect.

CUSIP NO. 786452102	Schedule 13G/A	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 10, 2004

BRITANNIA HOLDINGS LIMITED

By:	/s/ T. Barnes	/s/ M. Underdown

Name:	T. Barnes	M. Underdown
Title:	AUTHORISED SIGNATORIES